Exhibit 21.1

Subsidiaries of Platinum Holdings

Subsidiary	Jurisdiction ofIncorporation
Platinum Underwriters Bermuda, Ltd. .……………………… (100% owned by Platinum Holdings)	Bermuda
Platinum Regency Holdings ………..……………….……… (100% owned by Platinum Holdings)	Ireland
Platinum Underwriters Finance, Inc. ………………………... (100% owned by Platinum Regency Holdings)	Delaware
Platinum Underwriters Reinsurance, Inc. …………………… (100% owned by Platinum Underwriters Finance, Inc.)	Maryland
Platinum Administrative Services, Inc. .………………….… (100% owned by Platinum Underwriters Finance, Inc.)	Delaware
Platinum Re (UK) Limited ………...……………………….. (100% owned by Platinum Regency Holdings)	United Kingdom
Platinum UK Services Company Limited .………………… (100% owned by Platinum Underwriters Bermuda, Ltd.)	United Kingdom